Exhibit to Question 77C

(a) A Special Meeting of the Shareholders was held on September 30,002. The following represents the results of the proposals voted on:

(c)   Proposal #1	Approval of a New Investment Advisory
Agreement Between the Trust, on behalf of Froley, Revy Convertible Securities Fund, and Froley, Revy
Investment Company, Inc.
(Total Number of Shares Outstanding 2,092,400.656)

  # OF VOTES CAST     % VOTED    % OF TOTAL
For	1,633,599		78.07		100%
Against	0		0		0
Abstain	0		0		0


Proposal #2 	Approval of a New Sub-Advisory Agreement
Between Froley, Revy Investment Company, Inc. and
Trainer Wortham & Company, with respect to Froley,
Revy Convertible Securities Fund.
	(Total Number of Shares Outstanding 2,092,400.656)

    # OF VOTES CAST      % VOTED       % OF TOTAL
For	1,633,599		78.07		100%
Against	0			0		0
Abstain	0			0		0

(d)    N/A